Exhibit 99.1

GoldMining Reports Initial Drill Results and Confirms Multiple New Mineralized Targets across São Jorge Project, Brazil.

Vancouver, British Columbia – October 20, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to report initial assay results from its previously announced 2025 RC drilling program at its 100% owned São Jorge Project ("São Jorge" or the "Project") in the Tapajós gold district ("Tapajós"), Pará State, Brazil. The ongoing program, including reverse circulation ("RC") drilling results in this release, is designed to test new targets outside of known areas of mineralization and is the most extensive exploration program undertaken by the Company to date. Results from other components of the program, including drilling designed to target expansion of the São Jorge deposit (the "Deposit"), will be reported as results are available.

Highlights:

●	New exploration discoveries at four new gold prospects within 3.5 kilometre ("km") radius of the existing São Jorge deposit. Drill intercepts include:

Dragon West:	1 metre ("m") at 5.98 grams per tonne ("g/t") gold ("Au") from 19 metres ("m") depth (SJRC-004-25), and; 1 m at 3.08 g/t Au from 2 m depth (SJRC-006-25).

William North:	1 m at 2.90 g/t Au from 49 m depth (SJRC-032-25), and; 1 m at 1.75 g/t Au from 44 m depth (SJRC-033-25).

Ivonette:	9 m at 0.43 g/t Au from 1 m depth (SJRC-043-25), including 1m at 1.06 g/t Au from 4 m depth.

William South:	4 m at 1.78 g/t Au from 12 m depth (SJRC-46-25), including 1 m at 5.03 g/t Au.

●

A total of 8,514 metres of drilling completed to date, comprising 3,862 m diamond core, 2,553 m RC and 2,100 m auger drilling, of a total planned drilling program of up to 5,000 metres diamond core and 3,000 metres auger drilling.

o	For the first time ever on the Project, RC drilling was introduced, which replaced some of the budgeted diamond core drilling as a cost effective method to test multiple shallow targets.

o	A significant number of diamond core, RC and auger samples are currently being processed at the laboratory and/or undergoing quality assurance and quality control procedures.

●	Further planned activities include the resumption of RC drilling in the near-term to complete step out drilling on the new discoveries, and potential for additional follow-up diamond core drilling.

o	A number of additional surface geochemical anomalies support potential expanded auger drilling.

●	Geophysical surveying including Induced Polarisation ("IP") is currently underway.

o	Airborne LiDAR survey completed to assist with mapping and sampling programs.

Alastair Still, Chief Executive Officer of GoldMining, commented: "GoldMining is excited to report initial exploration results from our 2025 exploration program designed to test for new targets, outside of known areas of mineralization, at our São Jorge Project. These initial assay results demonstrate at least 4 new zones of mineralization that have never previously been drilled, each of which occurs more than 1 km away from previously known mineralization. The nature and style of mineralization, similar to that of the existing mineral resources at the São Jorge deposit, has ideally positioned us for follow-up drilling that will be designed to better define and quantify additional near-surface mineralization occurring over a 12 km x 7 km geochemical footprint identified over the São Jorge property-scale mineral system.

In addition to furthering our exploration of these newly identified targets, we have further exploration results pending that tested for additional zones of mineralization, including drilling that targeted extension of the known mineral resource area. The excellent infrastructure at the 46,000 hectare Project includes an existing 50-person camp and easy access to paved highway and grid power that has facilitated our exploration activities as we advance our programs to better quantify the gold endowment of this highly prospective regional-scale property in the rapidly emerging Tapajós gold district.”

Project Overview

The São Jorge Gold Project is located in the Tapajós gold district (see Figure 1) in the south-central portion of the Amazon Craton. The São Jorge gold deposit is a granite-hosted, intrusion-related gold deposit, which is a similar deposit style to the Tocantinzinho gold mine located approximately 80 km northwest of São Jorge. Exploration activities at the Project carried out by the Company over the past two years have successfully delineated several new exploration targets comprising gold ± copper ± molybdenum ± silver soil geochemical anomalies, which cumulatively outlines a potential large mineral system (see new releases dated March 18 and April 14, 2025).

Figure 1 – Tapajós Gold District and location of the São Jorge Project.

2025 São Jorge Mineral System Exploration Program

Surrounding the previously delineated São Jorge deposit, which has a defined 1.4 km strike length, the broader mineral system comprises a zone of contiguous surface geochemical anomalies over an area of 12 km x 7 km, which at present frames the extent of the gold-in-soil geochemical footprint which the Company interprets to be the surface expression of a broad intrusive related gold mineral system.

The São Jorge mineral system is defined by a comprehensive exploration data set which the Company has developed over the previous campaigns. In addition to the 12,193 soil and 1,132 rock samples collected to date, previous IP surveys suggest broad sub-surface chargeability anomalies which may relate sulphide mineralization in bedrock. At the deposit, sulphide content demonstrates a positive correlation with gold content. The ongoing 2025 geophysical program comprises approximately 40 line km of IP surveying which is approximately 75% complete, which will tie into the prior IP grid and provide a comprehensive 3D interpretation of zones of potential sulphide mineralization (chargeability anomalies) in bedrock. These systematic exploration programs, combined with drone imagery and LiDAR surveying to map topography and areas of prior informal mining (‘garimpos’), and surface geological mapping and prospecting, serves to build up a comprehensive data set to delineate and prioritize prospective zones for drill testing.

The Company's 2025 drilling program has the objective to test the numerous targets developed from these prior exploration programs, and has, to date, comprised 3,862 m diamond core, 2,553 m RC and 2,100 m auger drilling. Auger drilling which tests to a maximum depth of 15 m vertical is used as a first pass drill test of the top of weathered bedrock (saprolite) beneath transported colluvial cover. RC drilling subsequently provides a relatively cheap and rapid test to approximately 50 m vertical depth through the saprolite profile and into top of fresh bedrock. Finally, diamond core drilling (to depths in excess of 500 m vertical) provides deeper testing of potential mineralized zones in bedrock.

Of the 65 RC holes drilled to date for a total of 2,553 metres, assays have been returned for 47 holes, with the remaining 18 holes pending assays. To date, four drill target areas have returned +1g/t Au intercepts in RC drilling and warrant immediate additional step out RC drilling to delineate geometry and extents of mineralization, potentially followed by deeper follow-up diamond core drilling.

Dragon West: Located 2.5 km west of the Deposit, comprising seven holes drilled on three fences to test a zone of elevated gold-in-soil geochemistry coincident with a WNW-ESE striking linear feature in magnetics. The host rock comprises monzogranite (equivalent host lithology of mineralization at the Deposit). Additional infill and step out RC drilling is planned to define the extent and geometry of mineralization.

William North: Located 3.3 km north of the Deposit, comprising four holes drilled on two fences to test beneath a shallow garimpo (informal colluvial mine) with exposed weathered (saprolitic) monzogranite containing abundant gossan and sulphide mineralization. Drilling has not yet fully undercut the garimpo; subsequently deeper diamond core drilling follow up is planned.

Ivonette: Located 2 km southeast of the Deposit, comprising six holes drilled on two fences to test a zone of elevated gold-in-soil geochemistry coincident with a WNW-ESE striking linear feature in magnetics. Additional infill and step out RC drilling is planned to define the extent and geometry of mineralization.

William South: Located 2 km north of the Deposit, comprising seven holes drilled on a single fence to test beneath a zone of elevated gold-in-soil geochemistry which extends west of the portion of the prospect previously drilled with auger in 2024 (results included 1 m at 17.14 g/t Au from 12 m depth and 5 m at 2.78 g/t Au from 10 m depth, see news releases September 9 and November 11, 2024). The 2025 RC drilling intersected weathered monzogranite containing disseminated pyrite mineralization. An additional 13 RC holes are pending assays.

The Dragon West, Ivonette and Dragon South drill prospects potentially align along a WNW striking structural corridor, parallel with the São Jorge trend (see Figure 2). Similarly, the William North and South prospects are interpreted to lie within WNW striking structural corridors. Mineralization at the Project potentially occurs at the intersection of these WNW oriented structural corridors with prospective monzogranitic phases of the intrusive bedrock.

The RC drill has recently been remobilized to site and follow up drilling is ongoing at each of the prospects described above, with the objective to expand the mineralization intersected to date and potentially define new mineral resources.

Figure 2 – São Jorge Project property-scale RC drill results, as of October 20, 2025.

Table 1 São Jorge 2025 drilling program (as of October 20, 2025).

Prospect Name	DDH	Interval From (m)	Interval To (m)	Sample Length (m)	Au Grade (g/t)
	SJRC-001-25	NSR
	SJRC-002-25	4	5	1	0.30
	SJRC-003-25	NSR
	SJRC-004-25	19	23	4	1.76
	including	19	20	1	5.98
Dragon West	SJRC-005-25	17	18	1	0.21
		21	22	1	0.55
	SJRC-006-25	2	3	1	3.08
	SJRC-007-25 to SJRC-014-25	NSR
	SJRC-015-25	19	20	1	0.42
	SJRC-016-25 to SJRC-017-25	NSR
	SJRC-018-25	3	4	1	0.19
	SJRC-019-25 to SJRC-028-25	NSR
	SJRC-029-25	4	5	1	0.15
	SJRC-030-25 to SJRC-031-25	NSR
	SJRC-032-25	37	38	1	0.11
		49	50 (EOH)	1	2.90
William North	SJRC-033-25	39	40	1	0.17
		41	42	1	0.21
		44	45	1	1.75
		49	52	3	0.40
	SJRC-034-25	15	16	1	0.19
	SJRC-035-25	25	26	1	0.13
Pedro Gaúcho	SJRC-036-25	5	7	2	0.13
		16	17	1	0.27
		18	19	1	0.14
	SJRC-037-25 to SJRC-038-25	NSR
	SJRC-039-25	NSR
	SJRC-040-25	6	11	5	0.20
		19	30	11	0.37
	including	23	24	1	0.81
Ivonette		29	30	1	0.63
	SJRC-041-25 to SJRC-042-25	NSR
	SJRC-043-25	1	10	9	0.43
	including	4	5	1	1.06
	SJRC-044-25	NSR
	SJRC-045-25	21	22	1	0.48
		47	48	1	0.22
	SJRC-046-25	12	16	4	1.78
William South	including	13	14	1	5.03
	including	14	15	1	1.19
		24	25	1	0.19
		49	51	2	0.13

Note: ‘NSR’: no significant results. True width of mineralization is estimated to be approximately two-thirds of downhole length, assuming primarily steeply dipping vein-hosted mineralization intersected by inclined (-60° dip) drill holes.

Table 2 São Jorge RC drill hole collar location coordinates (as of October 20, 2025).

Hole Number	Easting Metres (UTM Zone 21S)	Northing Metres (UTM Zone 21S)	Elevation (m above sea level)	Dip (°)	Azimuth (°)	Depth (m)	Status
SJRC-001-25	653891	9282977	199.57	-60	180	40	Results Received
SJRC-002-25	653893	9282926	205.33	-60	180	30	Results Received
SJRC-003-25	654099	9282889	196.39	-60	180	25	Results Received
SJRC-004-25	654258	9282949	198.09	-60	180	30	Results Received
SJRC-005-25	653894	9282789	200.33	-60	360	25	Results Received
SJRC-006-25	654098	9282786	223.67	-60	360	30	Results Received
SJRC-007-25	654271	9282741	216.01	-60	360	25	Results Received
SJRC-008-25	653486	9283739	247.26	-60	360	15	Results Received
SJRC-009-25	653490	9283841	247.47	-60	360	21	Results Received
SJRC-010-25	653688	9283855	241.80	-60	360	25	Results Received
SJRC-011-25	653683	9283940	227.63	-60	360	30	Results Received
SJRC-012-25	653689	9284042	236.42	-60	360	25	Results Received
SJRC-013-25	653918	9283957	239.75	-60	360	30	Results Received
SJRC-014-25	653903	9284037	239.93	-60	360	25	Results Received
SJRC-015-25	653882	9284141	191.36	-60	360	25	Results Received
SJRC-016-25	652641	9282394	191.36	-60	150	30	Results Received
SJRC-016B-25	652641	9282394	190.07	-60	330	30	Results Received
SJRC-017-25	652698	9282469	192.36	-60	150	30	Results Received
SJRC-018-25	652728	9282565	190.55	-60	150	30	Results Received
SJRC-019-25	652559	9282342	189.39	-60	130	18	Results Received
SJRC-020-25	652486	9282288	187.20	-60	180	25	Results Received
SJRC-021-25	652387	9282150	188.78	-60	180	21	Results Received
SJRC-022-25	652301	9282197	189.17	-60	180	25	Results Received
SJRC-023-25	652223	9282137	226.90	-60	180	25	Results Received
SJRC-024-25	652129	9282110	188.33	-60	180	25	Results Received
SJRC-025-25	652028	9282132	190.07	-60	180	25	Results Received
SJRC-026-25	651930	9282116	186.76	-60	180	25	Results Received
SJRC-027-25	651827	9282125	186.81	-60	180	26	Results Received
SJRC-028-25	652802	9282206	192.68	-60	330	31	Results Received
SJRC-029-25	652736	9282180	190.47	-60	330	21	Results Received
SJRC-030-25	656200	9286496	219.02	-60	360	50	Results Received
SJRC-031-25	656201	9286520	217.62	-60	360	50	Results Received
SJRC-032-25	656200	9286545	216.43	-60	360	50	Results Received
SJRC-033-25	656236	9286543	216.62	-60	360	70	Results Received
SJRC-034-25	659993	9281950	227.79	-60	360	50	Results Received
SJRC-035-25	659917	9281909	230.39	-60	330	50	Results Received
SJRC-036-25	659900	9281940	229.68	-60	360	30	Results Received
SJRC-037-25	659789	9281849	230.76	-60	330	50	Results Received
SJRC-038-25	659693	9281802	229.05	-60	330	40	Results Received

SJRC-039-25	658549	9281097	236.21	-60	45	30	Results Received
SJRC-040-25	658596	9281155	231.24	-60	45	39	Results Received
SJRC-041-25	658647	9281203	227.16	-60	45	33	Results Received
SJRC-042-25	658724	9281148	223.86	-60	45	30	Results Received
SJRC-043-25	658670	9281098	231.37	-60	45	30	Results Received
SJRC-044-25	658616	9281042	234.90	-60	45	35	Results Received
SJRC-045-25	656030	9284637	215.05	-60	360	51	Results Received
SJRC-046-25	656018	9284612	215.71	-60	360	51	Results Received
SJRC-047-25	656018	9284587	216.19	-60	360	60	Pending Results
SJRC-048-25	656015	9284560	216.31	-60	360	55	Pending Results
SJRC-049-25	656018	9284534	216.82	-60	360	55	Pending Results
SJRC-050-25	656014	9284511	216.55	-60	360	55	Pending Results
SJRC-051-25	656017	9284485	216.10	-60	360	39	Pending Results
SJRC-052-25	656792	9284197	216.70	-60	360	51	Pending Results
SJRC-053-25	656790	9284228	216.22	-60	360	51	Pending Results
SJRC-054-25	656794	9284247	215.94	-60	360	51	Pending Results
SJRC-055-25	656790	9284268	215.62	-60	360	51	Pending Results
SJRC-056-25	656789	9284298	215.15	-60	360	56	Pending Results
SJRC-057-25	656542	9284235	220.65	-60	360	60	Pending Results
SJRC-058-25	656542	9284213	221.22	-60	360	56	Pending Results
SJRC-059-25	656543	9284189	221.65	-60	360	60	Pending Results
SJRC-060-25	656543	9284165	222.68	-60	360	52	Pending Results
SJRC-061-25	656645	9284382	216.44	-60	360	60	Pending Results
SJRC-062-25	656642	9284363	216.13	-60	360	60	Pending Results
SJRC-063-25	656640	9284338	216.70	-60	360	60	Pending Results
SJRC-064-25	656641	9284311	217.90	-60	360	60	Pending Results

Data Verification

For drill core sampling, samples were taken from the NQ/HQ core by sawing the drill core in half, with one-half sent to SGS Geosol Laboratórios Ltda. ("SGS") in Brazil for assaying, and the other half of the core retained at the site for future reference. Sample lengths downhole were uniformly 1.0 m. For the auger drilling program, samples were collected at 1 m sample intervals, with the material being dried, homogenized and split in the field to obtain a 1 kg representative sample which was sent to SGS for analysis. The remaining auger sample material is stored until the lab results are received, and a 1 kg sample duplicate is maintained in the archive. For the RC drilling program, samples were collected at 1 m sample intervals, generating approximately 25 kg samples, with the material being dried, homogenized and split in the field to obtain a 1 kg representative sample which was sent to SGS for analysis. The remaining RC sample material is stored until the lab results are received, and approximately 20 kg of the original samples are maintained in the archive.

SGS is a certified commercial laboratory located in Vespasiano, Minas Gerais, Brazil, and is independent of GoldMining. GoldMining has implemented a quality assurance and quality control program for the sampling and analysis of drill core and auger samples, including duplicates, mineralized standards and blank samples for each batch of 100 samples. The gold analyses are completed by FAA505 method (fire-assay with an atomic absorption finish on 50 grams of material).

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of, verified and approved all scientific and technical information herein this news release. Mr. Pereira is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Visit www.goldmining.com for more information, including high-resolution figures, and to review the Technical Report titled "NI 43-101 Technical Report, São Jorge Project, Pará State, Brazil,” with an effective date of January 28, 2025.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO) and 19.1 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding São Jorge has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Project, the 2025 program and other expected work programs thereat, and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.